Filed by: CIM Real Estate Finance Trust, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: Cole Office & Industrial REIT (CCIT III), Inc. SEC File No. 333-209128

November 3, 2020

Dear Financial Professional,

Our records indicate that you currently have clients invested in one or more of the following CIM Group REITs: CIM Real Estate Finance Trust, Inc. (“CMFT”), Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”), Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) and Cole Credit Property Trust V, Inc. (“CCPT V”). On August 31, 2020, CMFT, CCIT II, CCIT III and CCPT V announced that the companies had entered into separate merger agreements whereby CMFT would acquire each of CCIT II, CCIT III and CCPT V. We are pleased to share the following updates related to the proposed merger transactions.

Pursuant to CMFT’s merger agreements with each of CCIT II, CCIT III and CCPT V, each had “go-shop” periods during which the special committees of each respective Board of Directors, comprised solely of disinterested directors, had the right to solicit alternative proposals from third parties. This yielded the following results:

CCIT II:

The special committee of CCIT II recommended, and its Board of Directors approved, that the company terminate the merger agreement with CMFT and enter into a merger agreement with Griffin Capital Essential Asset REIT, Inc. (“GCEAR”), a publicly registered, real estate investment trust (“REIT”) with a portfolio consisting primarily of single-tenant, business essential office and industrial properties throughout the United States with a total enterprise value of approximately $4.5 billion as of June 30, 2020.

Subject to the terms and conditions of the merger agreement, in exchange for each share of CCIT II common stock, CCIT II stockholders will receive 1.392 shares of GCEAR Class E common stock. Based on GCEAR’s latest reported NAV as of June 30, 2020, the exchange ratio implies a transaction price of $12.33 per CCIT II share, before transaction expenses. The closing of the transaction is subject to the satisfaction of customary conditions, including the approval of CCIT II stockholders. The transaction is expected to close in the first quarter of 2021.

View the CCIT II and GCEAR joint press release here.

CCIT III & CCPT V:

The go-shop period in the mergers between CMFT and each of CCIT III and CCPT V has elapsed, and the companies are taking the necessary actions to move toward the successful completion of the transactions.

CMFT increased its bid for CCPT V to reflect an exchange ratio of 2.892x, up from 2.691x. Therefore, subject to the terms and conditions of the merger agreement between CMFT and CCPT V, CCPT V stockholders will receive 2.892 shares of CMFT common stock for each share of CCPT V common stock, which has an estimated value of approximately $21.14 per share based on CMFT’s most recently estimated net asset value per share of $7.31.

Following the mergers, the combined CMFT, CCIT III and CCPT V company intends to reposition its portfolio mix to transition over time to a best-in-class credit REIT with a portfolio consisting primarily of net lease real estate and real estate loans.

The merger transactions are expected to close in the fourth quarter of 2020, subject to customary closing conditions. CCIT III and CCPT V stockholders will be asked to approve the respective mergers at special meetings of stockholders scheduled to be held virtually on December 17, 2020. We will inform you of the timing and details of mailings related to the special meetings when those details are available.

For More Information:

CMFT, CCIT II and CCPT V have also each filed a Current Report on Form 8-K with the Securities and Exchange Commission regarding these updates. All the documents are available on the SEC website and at www.cimgroup.com/announcements.

Thank you for discussing this update with your clients, and we will continue to keep you informed. If you have any questions, please contact the CIM Sales Desk at 866.341.2653.

Sincerely,

Emily Vande Krol

Managing Director, Partner Solutions Group

President, CCO Capital, LLC

Cautionary Statement Regarding Forward-Looking Information

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on the current expectations of management for CCIT III, CCPT V and CMFT and on currently available industry, financial and economic data. Actual results may vary materially from those expressed or implied by the forward-looking statements, which are subject to a number of risks and uncertainties, many of which are out of the control of such companies, including, but not limited to, those associated with the risk that the merger or any of the other mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to satisfy the conditions to the consummation of the proposed merger, including the approval of the stockholders of CCIT III or CCPT V, as applicable; the ability of CMFT to achieve the expected cost synergies or to engage in any liquidity event or public offering; the disruption of management’s attention from ongoing business operations due to the proposed merger; the availability of suitable investment or disposition opportunities; the impact of the COVID-19 pandemic on the operations and financial condition of each of CCIT III, CCPT V and CMFT and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; legislative and regulatory changes; and other factors, including those set forth in the section entitled “Risk Factors” in CCIT III’s, CCPT V’s and CMFT’s, most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and other reports filed by CCIT III, CCPT V and CMFT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, none of CCIT III, CCPT V or CMFT undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, CMFT intends to file a registration statements on Form S-4 with the SEC that will include a proxy statement of CCIT III or CCPT V, as applicable and will also constitute a prospectus of CMFT. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that will be made available to the stockholders of CCIT III or CCPT V. In connection with the proposed merger, each of CCIT III and CCPT V intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A relating to a special meeting of its stockholders. STOCKHOLDERS OF EACH OF CCIT III AND CCPT V ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Stockholders of each of CCIT III and CCPT V will be able to obtain such documents free of charge at the SEC’s website, www.sec.gov, or through CIM Group LLC’s website at https://www.cimgroup.com/investment-strategies/individual/for-shareholders, as they become available. Such documents are not currently available.

Participants in Solicitation

Each of CMFT, CCIT III and CCPT V and their respective directors and executive officers, as well as certain affiliates of CIM Group, LLC serving as their external advisors, may be deemed to be participants in the solicitation of proxies from each of CCIT III’s and CCPT V’s stockholders in respect of the proposed merger between such company and CMFT. Information regarding the directors, executive officers and external advisors of each of CCIT III, CCPT V and CMFT is contained in the Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC by each entity on March 30, 2020, as amended on April 27, 2020. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement of the relevant company regarding its proposed merger with CMFT when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed merger.